Exhibit 99.1

EXOSOME DIAGNOSTICS, INC.

Financial Statements

June 30, 2025

(With Independent Auditors’ Report Thereon)

i

KPMG LLP

Suite 600

350 N. 5th Street

Minneapolis, MN 55401

Independent Auditors’ Report

The Board of Directors

Exosome Diagnostics, Inc.:

Report on the Audit of the Financial Statements

Opinion

We have audited the financial statements of Exosome Diagnostics, Inc. (the Company), which comprise the balance sheet as of June 30, 2025, and the related statement of operations, shareholders equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the the Company as of June 30, 2025, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the the Company’s ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditors’ Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

KPMG LLP, a Delaware limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with

KPMG International Limited, a private English company limited by guarantee.

In performing an audit in accordance with GAAS, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the the Company’s internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Minneapolis, Minnesota

November 26, 2025

Exosome Diagnostics, Inc.

Balance Sheet

As of June 30, 2025

Assets	2025
Current assets:
Cash and cash equivalents	$269,621
Receivables	3,241,957
Inventories	1,880,013
Prepaid expenses	487,564
Total current assets	5,879,155
Other assets:
Goodwill	4,487,930
Other intangible assets, net	5,050,070
Total other assets	9,538,000
Total assets	$15,417,155

Liabilities and Stockholder’s Equity
Current liabilities:
Trade accounts payable	$917,807
Accrued expenses	3,750,669
Payables to related parties	531,905
Total current liabilities	5,200,381
Long-term liabilities:
Deferred tax liability	1,212,017
Total long-term liabilities	1,212,017
Total liabilities	6,412,398
Commitments and contingencies
Stockholder’s equity:	9,004,757
Total liabilities and stockholder’s equity	$15,417,155

Exosome Diagnostics, Inc.

Statement of Operations

Year ended June 30, 2025

2025
Sales	$27,304,192
Cost of sales	22,106,910
Gross margin	5,197,282
Expenses:
Operating expenses	33,956,407
Amortization expense	9,702,063
Restructuring costs	61,687,147
Total expenses	105,345,617
Operating loss	(100,148,335)
Income tax benefit	(13,637,395)
Net loss	$(86,510,940)

Exosome Diagnostics, Inc.

Statement of Cash Flows

Year ended June 30, 2025

2025
Cash flows from operating activities:
Net loss	$(86,510,940)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	17,433,444
Deferred taxes	(13,935,983)
Impairment of assets held-for-sale	61,575,031
Changes in operating assets and liabilities
Receivables	788,334
Inventories	(571,426)
Prepaid expenses	96,197
Accounts payable and accrued expenses	(1,175,309)
Net cash used in operating activities	(22,300,652)
Cash flows from financing activities:
Capital contribution from parent company	22,308,313
Net cash provided by financing activities	22,308,313
Net increase in cash and cash equivalents	7,661
Cash and cash equivalents – beginning of year	261,960
Cash and cash equivalents – end of year	$269,621

Exosome Diagnostics, Inc.

Statement of Stockholder’s Equity

Year ended June 30, 2025

Stockholder’s equity
Balance – July 1, 2024	$73,207,384
Net loss	(86,510,940)
Capital contribution	22,308,313
Balance – June 30, 2025	$9,004,757

NOTES TO FINANCIAL STATEMENTS

Exosome Diagnostics, Inc.

Year ended June 30, 2025

Note 1. Description of Business and Summary of Significant Accounting Policies:

Description of business: Exosome Diagnostics, Inc. (the Company) markets and sells products based on exosome-based liquid biopsy techniques that analyze genes or their transcripts. It includes the ExoDx Prostate test, which is a urine-based assay for early detection of high-grade prostate cancer used as an aid in deciding the need for biopsy in men with grey- zone prostate specific antigen (PSA) scores. ExoDX Prostate is offered by Exosome Diagnostics as a lab-developed test. The Company also exclusively licensed the ExoTRU kidney transplant rejection test to Thermo Fisher Scientific.

Basis of presentation: During the period presented, the Company operated as part of Bio-Techne Corporation (the “Parent”) and not as a standalone entity. The accompanying financial statements represent the historical operations of the Company (as that term has been defined by Rule 11-01(d) of Regulation S-X) and have been derived from the Parent’s historical accounting records. The carve-out financial statements are prepared in accordance with accounting principles generally accepted in the United Stated (“GAAP”) and Security and Exchange Commission (“SEC”) rules and staff interpretations, including Rule 3-05 of Regulation S-X and Staff Accounting Bulletin Topic 1.B. The carve-out financial statements of the Company reflect the assets, liabilities, revenue and expenses directly attributable to the Company, as well as allocations of certain costs (“corporate allocations”) deemed reasonable by management, to present the financial position, results of operations, changes in Parent’s net investment and cash flows of the Company as a carve-out entity.

Corporate allocations include costs from centralized corporate functions associated with executive management, finance, accounting, legal, and human resources. These costs were allocated to the Company based on direct usage when identifiable and, when not directly identifiable, on a pro-rata basis. For corporate labor costs, the Parent allocated these costs to the Company based on the estimated time and effort spent on the carve-out entity’s operations. The financial information included herein may not necessarily reflect the carve-out business’s financial position, results of operations, changes in Parent’s net investment and cash flows of the Company in the future or what they would have been had the Company been a separate, stand-alone entity during the fiscal year presented.

Management believes the assumptions underlying these financial statements, including the assumptions regarding the allocation of expenses from the Parent to the Company are reasonable. It is not practicable to estimate actual costs that would have been incurred had the Company been a standalone company and operated as an unaffiliated entity during the fiscal year presented. Actual costs that might have been incurred had the Company been a standalone company would depend on a number of factors, including the organizational structure, what corporate functions the Company might have performed directly or outsourced, and strategic decisions the Company might have made in areas such as executive management, legal and other professional services, and certain corporate overhead functions.

Use of estimates: The preparation of the Financial Statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of assets and liabilities at the date of the Financial Statements, and the reported amounts of revenues and expenses during the reporting period. These estimates include the valuation of accounts receivable, inventory, intangible assets, and income taxes. Actual results could differ from these estimates.

Revenue recognition: ASC 606 provides revenue recognition guidance for any entity that enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of non-financial assets, unless those contracts are within the scope of other accounting standards. The core principle of ASC 606 is that revenue should be recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Refer to Note 2 for additional information regarding our revenue recognition policy under ASC 606.

Research and development: Research and development expenditures are expensed as incurred. Development activities generally relate to creating new products, improving or creating variations of existing products, or modifying existing products to meet new applications.

Related parties: We have transactions with related parties in the normal course of business. At June 30, 2025, we had payables to related parties of $0.5 million.

NOTES TO FINANCIAL STATEMENTS

Exosome Diagnostics, Inc.

Year ended June 30, 2025

Income taxes: The Company uses the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized to record the income tax effect of temporary differences between the tax basis and financial reporting basis of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Tax positions taken or expected to be taken in a tax return are recognized in the financial statements when it is more likely than not that the position would be sustained upon examination by tax authorities. A recognized tax position is then measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement.

During the fiscal year presented in these financial statements, the Company’s income tax expense and deferred tax balances were included in the Parent’s income tax returns. Income tax expense and deferred tax balances contained in these financial statements are presented on a separate return basis, as if the Company had filed its own income tax returns. As a result, actual tax transactions included in the consolidated financial statements of the Parent may or may not be included in the financial statements of the Company. Similarly, the tax treatment of certain items reflected in the financial statements of the Company may or may not be reflected in the consolidated financial statements and income tax returns of the Parent. The taxes recorded in the Statement of Operations for the fiscal year are not necessarily representative of the taxes that may arise in the future when the Company files its income tax returns independent from the Parent’s returns.

Cash and cash equivalents: Cash and cash equivalents include cash on hand and highly-liquid investments with original maturities of three months or less.

Trade accounts receivable and allowances: Trade accounts receivable are initially recorded at the invoiced amount upon the sale of goods or services to customers, and they do not bear interest. They are stated net of allowances for doubtful accounts, which represent estimated losses resulting from the inability of customers to make the required payments. When determining the allowances for doubtful accounts, we take several factors into consideration, including the overall composition of accounts receivable aging, our prior history of accounts receivable write-offs, the type of customer and our day-to-day knowledge of specific customers. Changes in the allowances for doubtful accounts are included in operating expenses in our Statement of Operations and were immaterial.

Inventories: Inventories consist of raw material supplies used in the services performed for customers and are stated at the lower of cost (first-in, first-out method) or net realizable value. The Company regularly reviews inventory on hand for inventory not meeting quality control standards and inventory subject to expiration.

Contingencies: The Company records a liability in the Financial Statements on an undiscounted basis for loss contingencies related to legal actions when a loss is known or considered probable and the amount may be reasonably estimated. If the reasonable estimate of a known or probable loss is a range, and no amount within the range is a better estimate than any other, the minimum amount of the range is accrued. If a loss is reasonably possible but not known or probable, and the amount may be reasonably estimated, the estimated loss or range of loss is disclosed.

Intangible assets: Intangible assets are stated at historical cost less accumulated amortization and impairment charges. Amortization expense is generally determined on the straight-line basis over periods ranging from 5 year to 15 years. Each reporting period, we evaluate the remaining useful lives of our amortizable intangibles to determine whether events or circumstances warrant a revision to the remaining period of amortization. If our estimate of an asset’s remaining useful life is revised, the remaining carrying amount of the asset is amortized prospectively over the revised remaining useful life.

Impairment of long-lived assets and amortizable intangibles: We evaluate the recoverability of property, plant, equipment and amortizable intangibles whenever events or changes in circumstances indicate that an asset’s carrying amount may not be recoverable. Such circumstances could include, but are not limited to, (1) a significant decrease in the market value of an asset, (2) a significant adverse change in the extent or manner in which an asset is used or in its physical condition, or (3) an accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of an asset. We compare the carrying amount of the asset to the estimated undiscounted future cash flows associated with it. If the sum of the expected future net cash flows is less than the carrying value of the asset being evaluated, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds the fair value of the asset. As quoted market prices are not available for the majority of our assets, the estimate of fair value is based on various valuation techniques, including the discounted value of estimated future cash flows.

NOTES TO FINANCIAL STATEMENTS

Exosome Diagnostics, Inc.

Year ended June 30, 2025

The evaluation of asset impairment requires us to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts. During fiscal 2025 we identified a triggering event and through the analysis that was performed, we recorded a full impairment of property, plant, and equipment and a partial impairment of amortizable intangible assets totaling $61.6 million.

Impairment of goodwill and indefinite-lived intangible assets: We evaluate the carrying value of goodwill and indefinite- lived intangible assets during the fourth quarter each year and between annual evaluations if events occur or circumstances change that would indicate a possible impairment. Such circumstances could include, but are not limited to, (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, (3) an adverse action or assessment by a regulator, or (4) an adverse change in market conditions that are indicative of a decline in the fair value of the assets.

To analyze goodwill, we must assign our goodwill to individual reporting units. Identification of reporting units includes an analysis of the components that comprise each of our operating segments, which considers, among other things, the manner in which we operate our business and the availability of discrete financial information. We have determined we have one reporting unit. The Company tests goodwill for impairment by either performing a qualitative evaluation or a quantitative test. The qualitative evaluation for goodwill is an assessment of factors including reporting unit specific operating results as well as industry and market conditions, overall financial performance, and other relevant events and factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. The Company may elect to bypass the qualitative assessment for its reporting units and perform a quantitative test.

The quantitative impairment test requires us to estimate the fair value of our reporting units based on the income approach. The income approach is a valuation technique under which we estimate future cash flows using the reporting unit’s financial forecast from the perspective of an unrelated market participant. Using historical trending and internal forecasting techniques, we project revenue and apply our fixed and variable cost experience rate to the projected revenue to arrive at the future cash flows. A terminal value is then applied to the projected cash flow stream. Future estimated cash flows are discounted to their present value to calculate the estimated fair value. The discount rate used is the value-weighted average of our estimated cost of capital derived using both known and estimated customary market metrics. In determining the estimated fair value of a reporting unit, we are required to estimate a number of factors, including projected operating results, terminal growth rates, economic conditions, anticipated future cash flows, the discount rate and the allocation of shared or corporate items.

In our fiscal 2025 annual goodwill impairment assessment, we elected to perform a quantitative assessment. No impairment of goodwill was identified as part of the analysis performed.

Equity: There are 1,000 shares of common stock authorized and outstanding at a par value of $0.001 per share which are all owned by the parent company.

Note 2. Revenue Recognition:

Revenues consist of services performed for customers including laboratory testing and custom development projects that are recognized at a point in time based on the short-term nature of the services performed. Laboratory testing is performed on samples collected by medical professionals and research laboratories using the Company’s biofluid-based molecular diagnostic test.

NOTES TO FINANCIAL STATEMENTS

Exosome Diagnostics, Inc.

Year ended June 30, 2025

We recognize royalty revenues in the period the sales occur using third-party evidence. The Company elected the “right to invoice” practical expedient based on the Company’s right to invoice a customer at an amount that approximates the value to the customer and the performance completed to date. Service arrangements commonly call for payments upon completion of the service with payment terms of 30 days being typical. The following tables present our disaggregated revenue for the periods presented.

Revenue by type is as follows for the year ended June 30, 2025:

2025
Services	$26,010,821
Other revenues	1,116,908
Royalty revenues	176,463
Total revenues, net	$27,304,192

Note 3. Supplemental Balance Sheet Information:

Intangible assets were comprised of the following:

	Useful Life (years)	June 30, 2025
Developed technology	15	$105,000,000
Trade names	5	58,000,000
Customer relationships	14	2,300,000
Definite-lived intangible assets		165,300,000
Accumulated amortization and impairment charges		(160,249,930)
Total intangible assets, net		$5,050,070

Changes to the carrying amount of net intangible assets consist of:

Beginning balance, June 30, 2024	$81,602,420
Amortization expenses	(16,702,063)
Impairment	(59,850,287)
Ending balance, June 30, 2025	$5,050,070

The estimated future amortization expense for intangible assets as of June 30, 2025 is as follows (in thousands):

2026	$2,175,505
2027	412,059
2028	412,059
2029	412,059
2030	412,059
Thereafter	1,226,329
Total	$5,050,070

NOTES TO FINANCIAL STATEMENTS

Exosome Diagnostics, Inc.

Year ended June 30, 2025

Note 4. Fair Value Measurements:

The Company’s financial instruments include cash and cash equivalents, accounts receivable, and accounts payable.

Fair value is defined as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. This standard also establishes a hierarchy for inputs used in measuring fair value. This standard maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs market participants would use in valuing the asset or liability based on market data obtained from independent sources. Unobservable inputs are inputs that reflect our assumptions about the factors market participants would use in valuing the asset or liability based upon the best information available in the circumstances.

The categorization of financial assets and liabilities within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The hierarchy is broken down into three levels. Level 1 inputs are quoted prices in active markets for identical assets or liabilities. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs (other than quoted prices) that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable for the asset or liability and their fair values are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one significant model assumption or input is unobservable. Level 3 may also include certain investment securities for which there is limited market activity or a decrease in the observability of market pricing for the investments, such that the determination of fair value requires significant judgment or estimation.

Fair value measurements of other financial instruments – The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate fair value.

Cash and cash equivalents, accounts receivable, and accounts payable – The carrying amounts reported in the Balance Sheet approximate fair value because of the short-term nature of these items.

Note 5. Income Taxes:

The provision for income taxes consisted of the following:

2025
Taxes on income consist of:
Current tax provision:
Federal	$—
State	308,813
Total current tax provision	308,813
Deferred tax provision:
Federal	(14,148,939)
State	202,731
Total deferred tax provision	(13,946,208)
Total income tax benefit	$(13,637,395)

Deferred taxes on the Consolidated Balance Sheets consisted of the following temporary differences:

2025

Tax credit carryovers	$300,991
Net operating loss carryovers	3,656,678
Valuation allowance	(3,957,669)
Deferred tax assets	—
Intangible asset amortization	(1,212,017)
Deferred tax liabilities	(1,212,017)
Net deferred income tax assets (liabilities)	$(1,212,017)

NOTES TO FINANCIAL STATEMENTS

Exosome Diagnostics, Inc.

Year ended June 30, 2025

A deferred tax valuation allowance is required when it is more likely than not that all or a portion of deferred tax assets will not be realized. The valuation allowance as of June 30, 2025 was $4.0 million. As of June 30, 2025, the Company had state operating loss carryforwards of $3.7 million. The net operating loss carryforwards begin expiring in fiscal 2029.

The Company files income tax returns in the U.S. federal jurisdiction and state jurisdictions. As of June 30, 2025, the Company was no longer subject to income tax examinations for taxable years before 2020 for U.S. federal taxing authorities, and taxable years generally before 2020 in the case of state taxing authorities.

Note 6. Subsequent Events:

Subsequent events have been evaluated up to and including November 26, 2025, which is the date these financial statements were available to be issued. On September 15, 2025, the Company was sold to MDxHealthSA for approximately $15 million. No other subsequent events were identified.